UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

ImageWare Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45245S108
(CUSIP Number)
September 5 , 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45245S108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Neal I Goldman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) Membership in Group is Expressly Affirmed (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Unites States
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 3,450,000 (includes Shares held by Goldman's IRA and Shares underlying Series D Preferred)
(6) Shared Voting Power 50,000
(7) Sole Dispositive Power 3,450,000 (includes Shares held by Goldman's IRA and Shares underlying Series D Preferred)
(8) Shared Dispositive Power 50,000
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,000 (includes Shares held by Goldman's IRA and Shares underlying Series D Preferred)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 14.2
(12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 45245S108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Goldman Capital Management, Inc. 13-3279572
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 20,000
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 20,000
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 20000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) less than 1%
(12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 45245S108
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) The Neal and Marlene Goldman Foundation 266091059
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 30,000
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 30,000
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) less than 1%
(12)	Type of Reporting Person (See Instructions) OO

Item 1.
(a) Name of Issuer
ImageWare Systems, Inc.
(b) Address of Issuer's Principal Executive Offices
10815 Rancho Bernardo Road, Suite 310
San Diego, California, 92127

Item 2.
(a) Name of Person Filing
The persons filing this statement are Neal I. Goldman ("Goldman"), The Neal and Marlene Goldman Foundation ("Goldman Foundation"), and Goldman Capital Management, Inc. ("Goldman Capital") (collectively, the "Reporting Persons").
(b) Address of Principal Business Office or, if none, Residence
The principal business address of each of the Reporting Persons is 767 Third Avenue, 25th Floor, New York, NY 10017.
(c) Citizenship
United States
(d) Title of Class of Securities
Common Stock
(e) CUSIP Number
45245S108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[   ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[   ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
As of September 5, 2008, the date Neal Goldman ("Goldman") was required to file this statement, Goldman held an aggregate of 600,000 shares of Common Stock, of which 400,000 shares were held by Goldman's IRA, 30,000 shares were held by The Neal and Marlene Goldman Foundation (the "Foundation"), and 20,000 shares were held by Goldman Capital Management, Inc. ("Goldman Capital"). In addition to the 600,000 shares of Common Stock, Goldman also held 800,000 shares of Common Stock issuable upon conversion of the Issuer's Series D 8% Convertible Preferred Stock ("Series D Preferred"), 800,000 shares issuable upon exercise of a warrant to purchase Common Stock, and 200,000 shares issuable upon exercise of a warrant to purchase common stock held by Goldman's IRA.

The following sets forth transactions that represent material changes to the beneficial ownership of the Issuer's securities from September 5, 2008 until October 5, 2010, the date Goldman was required to file a Schedule 13D:

At April 2, 2009, following the acquisition of 100,000 shares of Common Stock in open-market purchases, Goldman held an aggregate of 700,000 shares of Common Stock, of which 400,000 shares were held by Goldman's IRA, 30,000 shares were held by the Foundation, and 20,000 shares were held by Goldman Capital. In addition to the 700,000 shares of Common Stock, Goldman also held 800,000 shares of Common Stock issuable upon conversion of the Company's Series D Preferred, 800,000 shares issuable upon exercise of a warrant to purchase Common Stock, and 200,000 shares issuable upon exercise of a warrant to purchase common stock held by Goldman's IRA

At July 15, 2009, following the exercise of a warrant to purchase 800,000 shares of Common Stock, and the exercise of a warrant to purchase 200,000 shares of Common Stock by Goldman's IRA, Goldman held an aggregate of 1,700,000 shares of Common Stock, of which 600,000 shares were held by Goldman's IRA, 30,000 shares were held by the Foundation, and 20,000 shares were held by Goldman Capital. In addition to the 1,700,000 shares of Common Stock, Goldman also held 800,000 shares of Common Stock issuable upon conversion of the Issuer's Series D Preferred.

At August 1, 2009, following the acquisition of a warrant to purchase 800,000 shares of Common Stock, and the exercise of a warrant to purchase 200,000 shares of Common Stock held by Goldman's IRA, Goldman held an aggregate of 1,700,000 shares of Common Stock, of which 600,000 shares were held by Goldman's IRA, 30,000 shares were held by the Foundation, and 20,000 shares were held by Goldman Capital. In addition to the 1,700,000 shares of Common Stock, Goldman also held 800,000 shares of Common Stock issuable upon conversion of the Issuer's Series D Preferred, 800,000 shares issuable upon exercise of a warrant to purchase Common Stock, and 200,000 shares issuable upon exercise of a warrant to purchase common stock held by Goldman's IRA

At March 29, 2010, following the exercise of a warrant to purchase 400,000 shares of Common Stock, Goldman held an aggregate of 2,100,000 shares of Common Stock, of which 600,000 shares were held by Goldman's IRA, 30,000 shares were held by the Foundation, and 20,000 shares were held by Goldman Capital. In addition to the 2,100,000 shares of Common Stock, Goldman also held 800,000 shares of Common Stock issuable upon conversion of the Issuer's Series D Preferred, 400,000 shares issuable upon exercise of a warrant to purchase Common Stock, and 200,000 shares issuable upon exercise of a warrant to purchase common stock held by Goldman's IRA.

At July 14,2010, following the exercise of a warrant to purchase 400,000 shares of Common Stock, and the exercise of a warrant to purchase 200,000 shares of Common Stock held by Goldman's IRA, Goldman held an aggregate of 2,700,000 shares of Common Stock, of which 800,000 shares were held by Goldman's IRA, 30,000 shares were held by the Foundation, and 20,000 shares were held by Goldman Capital. In addition to the 2,700,000 shares of Common Stock, Goldman also held 800,000 shares of Common Stock issuable upon conversion of the Issuer's Series D Preferred.
(b) Percent of class:
14.2
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
3,450,000 (includes Shares held by Goldman's IRA and Shares underlying Warrants)
(ii) Shared power to vote or to direct the vote
50,000 (includes Shares underlying Warrants)
(iii) Sole power to dispose or to direct the disposition of
3,450,000 (includes Shares held by Goldman's IRA and Shares underlying Warrants)
(iv) Shared power to dispose or to direct the disposition of
50,000 (includes Shares underlying Warrants)

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 10, 2012

By:	/s/ Neal I. Goldman

Name: Neal I. Goldman
Date:   February 10, 2012
The Neal and Marlene Goldman Foundation
By:	/s/ Neal I. Goldman

Name: Neal I. Goldman
Title: President
Date:   February 10, 2012
Goldman Partners LP
By:	/s/ Neal I. Goldman

Name: Neal I. Goldman
Title: General Partner
Date:   February 10, 2012
Goldman Capital Management, Inc.
By:	/s/ Neal I. Goldman

Name: Neal I. Goldman
Title: President